UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

James S. Errant
427 Pilgrim Road
Edwards, Colorado  81632

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520776 10 5
1.Names of Reporting Persons. James S. Errant
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.SEC Use Only:
4.Source of Funds (See Instructions: N/A
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power: 0 (All shares subject to proxy granted to Ronald Port)
8.Shared Voting Power: 0
9.Sole Dispositive Power: 559,584
10.Shared Dispositive Power: 0
11.Aggregate Amount Beneficiary Owned by Each Reporting Person: 559,584
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.Percent of Class Represented by Amount in Row (11): 6.6%
14.Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Lawson Products, Inc., a Delaware Corporation (the "Issuer" or the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 2. Identity and Background.

(a) and (b)	Name and Address of Reporting Person filing this Amendment

James S. Errant
427 Pilgrim Road
Edwards, Colorado 81632

(c)	James S. Errant has served as Managing Partner of Gore Range Brewery. Mr. Errant is a director of the Company.

(d) and (e)
During the past five years, Mr. Errant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. Errant being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      Mr. Errant is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed as a result of Mr. Errant’s indirect acquisition of shares of Common Stock following dissolution of Port Investments, L.P. and Port, Washlow and Errant, L.P. as described in Item 4 below.  The following four trusts (the “Errant Trusts”) for which Mr. Errant acts as trustee received shares of Common Stock in the dissolution of these partnerships:  Sandra L. Errant GST Family Trust under agreement Sandra L. Errant Revocable Trust (57,145 shares), the Sandra L. Errant NonGST Marital Trust under agreement Sandra L. Errant Revocable Trust (338,855 shares), the SP GST Family Trust under agreement Sandra L. Errant Revocable Trust (110,263 shares) and the SP NonGST Family Trust under agreement Sandra L. Errant Revocable Trust (26,092 shares).  Of these shares, 396,000 shares serve as collateral for loans made by the SLP 2003 Trust C and the SLP 2003 Trust D, which are trusts formed for the benefit of the families of Samantha Borstein and Jenna Walsh.  Samantha Borstein and Jenna Walsh have assumed the obligations under these loans from the Sidney Port Trust dated July 22, 1970.  Samantha Borstein and Jenna Walsh are daughters of Mr. Errant.

Item 4. Purpose of Transaction

On March 10, 2011, Mr. Errant, Roberta Washlow, Ronald Port, H. George Mann, Samantha Borstein and Jenna Walsh, individually and in the various other capacities identified therein, entered into an agreement settling the litigation (the “Settlement Agreement”) that had been filed by Ms. Washlow against Dr. Port.  On March 17, 2011, Mr. Errant, Ms. Washlow, Dr. Port, Mr. Mann, Ms. Borstein and Ms. Walsh, individually and in the various other capacities identified therein, amended the Settlement Agreement by entering into an Amended  and Restated Settlement Agreement, which modified certain provisions of the Settlement Agreement (as so amended, the “Amended and Restated Settlement Agreement”).  In connection with the Amended and Restated Settlement Agreement, Common Stock held in Port Investments, L.P. and Port, Washlow & Errant, L.P. was distributed to the partners of these partnerships and the Errant Trusts, for which Mr. Errant acts as trustee, received Common Stock in the distribution of these partnerships.  No consideration was paid in connection with these distributions.

Also pursuant to the Amended and Restated Settlement Agreement, Mr. Errant, among others, granted an irrevocable proxy (the “Proxy”) granting Dr. Port the right to vote all shares of Common Stock Mr. Errant or his trusts beneficially own or otherwise have voting control, for the period beginning March 17, 2011 and ending on the first to occur of (i) June 11, 2012, (ii) the date of death of Dr. Port, (iii) the date that Dr. Port becomes permanently incapacitated (provided, that Dr. Port may not exercise any proxy at any time that he is temporarily incapacitated, in which case Mr. Errant may vote the shares during such period of temporary incapacitation) and (iv) the date of a transfer of shares, by sale or otherwise, to a qualified transferee (as defined in the Amended and Restated Settlement Agreement), but only to the extent of the shares of Common Stock transferred.

The Common Stock is being held by Mr. Errant for investment purposes and Mr. Errant does not have any plans or proposals with respect to such Common Stock.  However, Mr. Errant may consider a sale or other disposition of some or all of the shares of Common Stock over which he has dispositive power.  Whether and when Mr. Errant sells or disposes of some or all of the shares of Common Stock over which he has dispositive power depends on general economic, market and business conditions, whether a business combination involving the Company appears likely and other factors.

Except as described in this Schedule 13D, Mr. Errant does not have any other current plans or proposals which relate to or would result in his acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D.  He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) Mr. Errant beneficially owns an aggregate of 559,584 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock of the Company.  Of these shares, (i) 14,851 shares are held by Mr. Errant directly (4,274 of which consists of a restricted stock award which will vest on May 10, 2011 and which must be held until the earlier of three years or the date the director no longer serves on the Board), (ii) 68,023 shares are held by Sandra L. Errant GST Family Trust under agreement Sandra L. Errant Revocable Trust for which Mr. Errant is sole trustee, (iii)  338,855 shares are held by the Sandra L. Errant NonGST Marital Trust under agreement Sandra L. Errant Revocable Trust, for which Mr. Errant is sole trustee, (iii)  111,763 shares are held by the SP GST Family Trust, for which Mr. Errant is sole trustee, and (iv)  26,092 shares are held by the SP NonGST Family Trust  for which Mr. Errant is sole trustee.    Under the Proxy described above, Mr. Errant has granted Dr. Port the right to vote all of the shares set forth above until June 11, 2012, provided that Mr. Errant has retained the power to dispose of these shares.

Mr. Errant disclaims beneficial ownership with respect to shares of Common Stock in which he does not have an economic benefit.

 (c)           Except as set forth in this Schedule 13D with respect to the Amended and Restated Settlement Agreement, Mr. Errant has not engaged in any transaction during the past 60 days with respect to the Common Stock.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No. 1                                Irrevocable Proxy and Agreement dated as of March 17, 2011 to Ronald B. Port from James S. Errant, Roberta P. Washlow, H. George Mann, Michael D. Marrs, Charles Levun, James Gardner, Jenna E. Walsh and Samantha E. Borstein (individually and/or in the various other capacities identified therein)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 28, 2011

By: /s/ James S. Errant
James S. Errant

 Exhibit 2

IRREVOCABLE PROXY AND AGREEMENT

Each of the undersigned hereby grants Ronald B. Port, individually (“Ron”), the true and lawful proxy and attorney-in-fact of the undersigned stockholder with full power of substitution and re-substitution to vote the common stock of Lawson Products, Inc. (the “Company”), for which the undersigned is the beneficial stockholder or otherwise has voting control (the “Lawson shares”) at any and all meetings of the stockholders of the Company, whether annual or special, and at any adjournment or adjournments or postponements of any such meetings, and in any action by written consent of stockholders of the Company (the “Proxy”). The Proxy shall begin on the date of hereof and end on the Proxy Termination Date, as defined below.

The Proxy Termination Date means the first to occur of (i) June 11, 2012, (ii) the date of death of Ron, (iii) the date that Ron becomes permanently incapacitated (provided, that Ron may not exercise any Proxy at any time that he is temporarily incapacitated, in which case the stockholder granting the Proxy may vote the shares during such period of incapacitation) and (iv) the date of a transfer of the shares, by sale or otherwise, to a Qualified Transferee (defined below), but only with respect to any shares which are transferred to a Qualified Transferee. No later than ten (10) days prior to any vote of Lawson shares, each of the undersigned shall provide Ron with all documentation necessary for Ron to exercise the Proxy granted herein.

The term “Qualified Transferee” shall mean and include any person or entity other than (1) a descendant of Sidney L. Port, (2) a spouse or surviving spouse of a descendant of Sidney L. Port, (3) any trust or estate for the benefit of any of such individuals, (4) any other entity owned or controlled by any of such individuals or such trusts, or (5) any other person or entity who has an agreement, arrangement, or understanding with any person identified in (1) through (4) with respect to the voting or disposition of any such transferred shares where such agreement, arrangement or understanding would continue following the transfer by any person identified in (1) through (4) of any such transferred shares. The undersigned shall promptly (and in any event no later than two days after the transfer) notify Ron of any transfer to a Qualified Transferee.

The Proxy granted herein shall be irrevocable, granted in consideration of good and valuable consideration, the adequacy of which is hereby acknowledged, and shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy. This Proxy shall revoke all prior proxies granted by the undersigned with respect to Lawson shares. The undersigned shall not grant any proxy to any person that conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death, disability or incompetence of the undersigned.

Notwithstanding any provision of this Proxy to the contrary, it is the specific intention of the Parties that the Proxy shall have no effect whatsoever on the marketability or transferability of the Lawson shares which are subject to the Proxy, such that a Qualified Transferee shall not be subject to the Proxy. In no event shall a Proxy granted under this Agreement be reflected in the Lawson stock register, be evidenced on any share certificate by legend or otherwise, or be evidenced on the records of any account holding such shares. Each Proxy granted shall specifically exclude the right to vote on any transaction involving the sale of all or substantially all of Lawson’s assets, or any merger or other business combination transaction to which Lawson or any of its affiliates is a party.

This Proxy shall be binding upon each of the undersigned and their respective successors in interest, heirs, legatees, executors and assigns, except that this Proxy shall not be binding upon any Qualified Transferee.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned have caused this irrevocable Proxy to be executed and granted as of the date first written above.

/s/ Roberta P. Washlow
Roberta P. Washlow, individually; as co-executor of the Probate Estate of Sidney L. Port; as co-trustee of the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006; and as a co-trustee of each of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001

/s/ H. George Mann
H. George Mann (George), as co-executor of the Probate Estate of Sidney L. Port; as co-trustee of the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006; as co-trustee of each of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001; and as trustee of each of the SLP 2003 Trust A, SLP 2003 Trust B, SLP 2003 Trust C, and SLP 2003 Trust D, each created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

/s/ James S. Errant
James S. Errant, individually; as a trustee of the SP GST Family Trust under agreement Sandra L. Errant Revocable Trust; as trustee of the SP NonGST Family Trust under agreement Sandra L. Errant Revocable Trust; as trustee of the Sandra L. Errant NonGST Marital Trust under agreement Sandra L. Errant Revocable Trust.

/s/ Michael D. Marrs
Michael D. Marrs, as co-trustee of each of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001, and as trustee of SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

/s/ Charles Levun
Charles Levun, as co-trustee of each of the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001, and as trustee of SLP 2003 Trust B

/s/ James Gardner
James Gardner, as trustee of each of the SLP 2003 Trust C and the SLP 2003 Trust D, each created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

/s/ Jenna E. Walsh Jenna E. Walsh, individually and as representative for her minor and unborn descendants	/s/ Samantha E. Borstein Samantha E. Borstein, individually and as representative for her minor and unborn descendants